

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via U.S. Mail and Facsimile

Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2011**
> **File No. 333-171700**

Dear Mr. Maxted:

We have reviewed your amendment, and your letter dated March 3, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file consents from Wood MacKenzie, African Business Review, and the International Energy Agency. Refer to Securities Act Rule 436.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Factors Affecting Comparability of Future Results, page 57

General and Administrative, page 57

2.   We note your response to comment 16 in our letter dated February 11, 2011. With regard
      to the $15 million payment, please provide the following:

      • Please tell us the name of the individual or entity to whom the payment is due, and
        why such payment is subject to confidentiality provisions that restrict your ability to
        disclose in your filing the identity of the payee. Notwithstanding the confidentiality
        provisions in your payment agreement, it remains unclear to us why the name of the
        individual to whom the payment is due is not material information to investors;
      • Explain to us why your response appears to indicate you accrued this amount in your
        December 31, 2010 financial statements, but your disclosure with respect to general
        and administrative expenses on page 57 appears to indicate the amount will impact
        future periods;
      • Describe to us your basis for either recognizing or not recognizing the amount in your
        financial statements at December 31, 2010; and
      • To the extent the $15 million was recorded as of December 31, 2010, tell us what
        consideration you gave to discussing this payment as a significant fluctuation in your
        results of operations discussion in accordance with Item 303(a)(3) of Regulation S-K.

      In this regard, you cross-reference a "discussion of these expenses incurred in connection
      with this offering" in your Underwriting section, but we are unable to locate such a
      discussion.

Results of Operations, page 59

Year Ended December 31, 2010 vs. 2009, page 59

3.   We note you recorded doubtful accounts expense of $39.8 million during the quarter
      ended December 31, 2010. Please expand your disclosure to provide additional
      information regarding the expense recorded, and describe the specific facts and
      circumstances that led you to conclude it was proper to record the amount during the
      fourth quarter of 2010 rather than earlier periods. Also tell us what consideration you
      have given to including enhanced disclosure of the estimates and assumptions related to
      your allowance for doubtful accounts within your discussion of critical accounting
      policies.

Critical Accounting Policies, page 66

4. For many of the critical accounting policies disclosed under this heading, the disclosure is the same as that provided in the notes to your financial statements. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, but without limitation, please revise your discussion of asset retirement obligations to include the information you present in response to comment 26 in our letter dated February 11, 2011. Please see FRR 501.14 for further information, and revise your disclosures accordingly.

Business, page 80

Kosmos Exploration Approach, page 84

5. We note your response to comment 8 in our letter dated February 11, 2011. Your carryover paragraph at the bottom of page 85 indicates that "Kosmos continuously evaluates new opportunities," that the "new venture group reviews the exploration potential of the West and East coast African margins," that you have "evaluated over 120 new venture opportunities," and that you have "also begun to apply the same exploration approach" in other areas. Expand your disclosure to clarify whether this program has in fact resulted in any acquisitions as suggested by your use of the phrase "high-impact acquisition program."

Our Reserves, page 102

6. Please reconcile your measure of PV-10 to the most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

Oil Spill Response, page 116

7. We note your response to comment 22 in our letter dated February 11, 2011. In particular, we note your disclosure at page 116 that "[t]he amount of insurance coverage maintained is proportional to our interest in a given well; with our current coverage being $300 million multiplied by our working interest in a well per incident for well control, re-drilling, pollution and environmental damage liabilities and $300 million multiplied by our working interest in a well per incident (aggregated annually)[.]" Please illustrate your disclosure here with an example, and clarify whether there is any annual limit or deductible.

Notes to Consolidated Financial Statements, page F-8

Note 12 Asset Retirement Obligations, page F-26

8.   We note your response to comment 26 in our letter dated February 11, 2011. We also
        note your disclosure that a decommissioning plan will be prepared and submitted to the
        Ghana Environmental Protection Agency related to the Jubilee field. With regard to your
        retirement and abandonment obligations at this field, please provide us with the
        following:

        •   Describe to us in more detail your obligations under Ghanaian law. In this regard,
            your response appears to indicate that Ghanaian law both requires, under the
            Petroleum Law, and does not expressly require, under current Ghana environmental
            regulations, abandonment or removal of offshore assets;
        •   Explain to us in more detail the steps you would take under international industry
            standards to abandon or remove offshore assets and when you would incur an
            obligation to perform those actions, as contemplated by ASC 410;
        •   Tell us whether you have any obligations regarding well equipment on the ocean
            floor, and when those obligations are incurred;
        •   Describe to us any obligations regarding the FPSO, including, but not limited to when
            you, or the unit operator, took ownership of the FPSO and incurred the obligation to
            abandon or retire the FPSO; and
        •   Provide us with a summary of the content of the decommissioning plan that
            specifically describes the nature and timing of the activities that give rise to the need
            for the planned decommissioning activities.

Note 16 Income Taxes, page F-31

9.   It appears from your response to comment 29 in our letter dated February 11, 2011 that
        the positive evidence you considered focuses on the expectation of the existence of
        sufficient future sources of taxable income to realize your deferred tax assets, excluding
        amounts offset for future reversals of existing taxable temporary differences. Please
        expand your response to address in detail how you considered ASC 740-10-30-23, which
        states that recent cumulative losses constitute significant negative evidence, as follows:

        •   Explain how you considered the provision in the aforementioned literature that
            indicates positive evidence of equal or greater significance is needed to overcome
            negative evidence before a tax benefit is recognized for deductible temporary
            differences and loss carry-forwards based on a projection of future taxable income;
        •   In evaluating the positive evidence available, tell us why you believe your
            expectations as to future taxable income are sufficient to overcome the negative
            evidence of recent cumulative losses, even if supported by detailed forecasts and
            projections. Your response should address your consideration of the objectively
            verifiable criterion in the aforementioned literature as it relates to your positive

evidence when compared to the negative evidence of your company's historical loss experience; and

- Describe to us any other available positive evidence you have considered as contemplated in ASC 740-10-30-17 and 22.

Note 22 Pro Forma Information (unaudited), page F-36

Per Share Information, page F-36

10.   The heading to the tables on page F-37 shows that such information is for the year ended December 31, 2009. Please clarify if such information will be provided for the year ended December 31, 2010, rather than the year ended December 31, 2009, or please advise.

Exhibits 99.1 and 99.2

11.   In the introductory paragraph of the report from your independent reserve engineering firm, we note the statement that "The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter." Please clarify your statement that your estimates conform to the codification except for the exclusion of income taxes. In this regard, the net future revenue at December 31, 2010 discounted at 10% appears to include income taxes as it reconciles to your SMOG.

Engineering Comments

12.   We note your response to comment 33 in our letter dated February 11, 2011. However, we still find the inclusion of technical terms that are not defined. Examples of these are listric faults, high energy deposition, trans-tension, four way dip closures, channel deposits, strong amplitude support, AVO anomaly and compressional anticline. These examples are not necessarily all inclusive. Please revise your document to provide a definition of all technical terms or replace them with a more commonly understood term or description.

13.   Also, address the following terms that are not defined in your document: development costs, production costs, present value of future net revenues (PV-10), standardized measure, developed acreage, undeveloped acreage, proved undeveloped reserves, and proved developed reserves. These are examples and should not be considered all inclusive.

14.   In regards to your response to comment 48 in our letter dated February 11, 2011, please add disclosure that explains since you do not have a majority ownership in any of your

properties you may not be able to control the timing of exploration or development activities or the amount of capital expenditures and, therefore, may not be able to carry out your strategy of having significantly shorter timelines from discovery to first oil.

15.   In regards to your response to comment 52 in our letter dated February 11, 2011, replace the term "guidelines" with "regulations" when discussing the SEC requirements.

Our Ghanaian, Cameroon and Moroccan Prospects, pages 94, 98 and 100

16.   For most of these undrilled prospects you have disclosed estimated "net" pay, apparently from seismic studies. However, it is not apparent that seismic alone can determine "net" pay with the necessary reliability for disclosure in a SEC filing. At best, seismic may determine gross thickness but it is not able to reliably determine oil, gas and water saturations or porosity and permeability without borehole calibration. These values are necessary in order to reliably estimate "net" pay. In addition, according to information in your supplemental response of March 2, 2011 to our comment letter dated February 11, 2011, by Netherland & Sewell (Tabs S, T, and V), the estimated volumes in these prospects are classified as contingent and prospective resources. Information about resources is not allowed in documents filed with the SEC. Therefore, please remove the reference to net pay for each of these undrilled prospects where it is disclosed.

The same is true for hydrocarbon yield in undrilled prospects. Since net pay cannot be determined with reliability, oil in place cannot be determined and, therefore, hydrocarbon yield cannot be determined with the necessary reliability to be disclosed in a filing. In addition, these references to hydrocarbon yields are concerning contingent and prospective resources which are not allowed in documents filed with the SEC. Therefore, please remove your estimated hydrocarbon yields for each of the undrilled prospects where they are disclosed. Please see the last Instruction to Item 1202.

Supplemental Response on Statistical Claims

17.   In regards to the claim that specific reservoirs in the Tano Basin can reach permeabilities up to 1,200 mD (Tab R), we do not concur that one sample out of 100 (or even one sample out of 19 in the UM2) that is 92% higher than the next higher UM2 sample (one reservoir not specific reservoirs) is statistically valid and should be disclosed in a SEC filing. Therefore, please remove the reference of "permeabilities up to 1,200 mD."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq.
        Davis Polk & Wardwell LLP
        Facsimile No. (212) 701-5674